Exhibit 12
ORACLE CORPORATION
Consolidated Ratio of Earnings to Fixed Charges

	For the Six Months
	Ended				For the Year Ended
	November 30,				May 31,
(Dollars In Millions)	2005		2004		2005		2004		2003		2002		2001

Income before provision for income taxes	$1,854		$1,892		$4,051		$3,945		$3,425		$3,408		$3,971
Fixed Charges[1]
Interest expensed	37		11		139		21		16		20		24
Interest capitalized	—		—		—		—		1		9		2
Estimate of interest in rent expense	16		16		34		38		38		45		40

Total fixed charges	53		27		173		59		55		74		66

Earnings[2]
Income before provision for income taxes	$1,854		$1,892		$4,051		$3,945		$3,425		$3,408		$3,971
Minority interest expense	17		19		42		37		33		36		39
Fixed charges	53		27		173		59		55		74		66
Less: Interest capitalized	—		—		—		—		(1)		(9)		(2)

Total earnings	1,924		1,938		4,266		4,041		3,512		3,509		4,074

Ratio of earnings to fixed charges	36	x	72	x	25	x	68	x	64	x	47	x	62	x
Pro forma ratio of earnings to fixed charges	9	x			9	x

[1]	The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

[2]	The term “earnings” is the amount resulting from adding the following: (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, then subtracting the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.